Exhibit 99.1

ZTO Reports Second Quarter 2025 Unaudited Financial Results

Parcel Volume Increased 16.5% to 9.8 Billion

Adjusted Net Income Reached RMB2.1 Billion

US$0.30 per Share Interim Dividend Announced

SHANGHAI, August 20, 2025/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2025[1]. The Company grew parcel volume by 16.5% year over year while maintaining high quality of service and customer satisfaction. Adjusted net income[2] reached RMB2.1 billion. Net cash generated from operating activities was RMB2.2 billion.

Second Quarter 2025 Financial Highlights

•	Revenues were RMB 11,831.8 million (US$1,651.7 million), an increase of 10.3% from RMB10,726.0 million in the same period of 2024.

•	Gross profit was RMB2,944.4 million (US$411.0 million), a decrease of 18.7% from RMB3,620.5 million in the same period of 2024.

•	Net income was RMB1,964.6 million (US$274.2 million), a decrease of 24.8% from RMB2,614.0 million in the same period of 2024.

•	Adjusted EBITDA[3] was RMB3,534.9 million (US$493.5 million), a decrease of 18.5% from RMB4,339.7 million in the same period of 2024.

•	Adjusted net income was RMB2,052.7 million (US$286.5 million), a decrease of 26.8% from RMB2,805.7 million in the same period of 2024.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB2.42 (US$0.34) and RMB2.37 (US$0.33), a decrease of 25.3% and 25.0% from RMB3.24 and RMB3.16 in the same period of 2024, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB2.53 (US$0.35) and RMB2.48 (US$0.35), a decrease of 27.3% and 26.6% from RMB3.48 and RMB3.38 in the same period of 2024, respectively.

•	Net cash provided by operating activities was RMB2,168.2 million (US$302.7 million), compared with RMB3,480.1 million in the same period of 2024.

Operational Highlights for Second Quarter 2025

•	Parcel volume was 9,847 million, an increase of 16.5% from 8,452 million in the same period of 2024.

•	Number of pickup/delivery outlets was over 31,000 as of June 30, 2025.

•	Number of direct network partners was approximately 6,000 as of June 30, 2025.

•	Number of self-owned line-haul vehicles was over 10,000 as of June 30, 2025, out of which, over 9,400 were high capacity 15 to 17-meter-long models compared to over 9,200 as of June 30, 2024.

•	Number of line-haul routes between sorting hubs was approximately 3,900 as of June 30, 2025.

•	Number of sorting hubs was 94 as of June 30, 2025, among which 90 were operated by the Company and 4 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.
(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.
(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as impairment of investments in equity investees, gain/(loss) on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.
(4)	One ADS represents one Class A ordinary share.
(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted American depositary shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “During the second quarter, ZTO further narrowed the gap to industry average growth rate despite continued industry mix-shift towards lower unit economics. Supported by leading service quality, we achieved over 9.8 billion parcels and delivered 2.1 billion of adjusted net income. Retail volume’s growth momentum remained strong at over 50% than last year and it contributed positively to overall margin.”

Mr. Lai added, “Our strategic focus of ‘Quality Is Number One’ will continue to drive for differentiated product and service experiences for the long run. In the current market dynamics, preferences for lower-price appear to be the mainstream, however, we believe it would eventually be replaced by true value-prepositions which are not only economical but also uncompromising on quality. Our last mile initiatives specifically aimed at reducing costs and enhancing capabilities are generating intended results. The longer-term significance means a much more competitive as well as profitable partner and courier network, and hence the ZTO brand, with its expanding comprehensive logistic product and services, will maintain leadership in quality, market presence and profitability.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “ZTO’s core express ASP decreased by 6 cents as a net result of 18 cents in higher volume incentives and 5 cents from lower average weight per parcel partially offset by 17 cents increase in KA unit price. Combined unit sorting and transportation costs decreased 7 cents upon vigorous effort on operating efficiency gain. SG&A costs remained stable at 5.2% of revenue. Cash flow from operating activities was 2.2 billion, and capital spending was 1.1 billion.”

Ms. Yan added, “We believe change is the constant norm. At ZTO, we have always been focused on what we want and can achieve. The current economic, competition and policy environment presented a new set of conditions for us. We are adjusting down our annual volume guidance to be in the range of 38.8 billion to 40.1 billion, or an annual volume growth rate of 14.0% to 18.0%. The business is committed to stay lock step ahead of industry average growth rate for the year. In addition, we will remain vigilant on executing strategies that strengthen existing and build competitive advantages for the future.”

Second Quarter 2025 Unaudited Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2024		2025			2024		2025
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	9,875,923	92.1	10,983,751	1,533,273	92.8	19,116,095	92.4	21,106,041	2,946,290	92.9
Freight forwarding services	233,242	2.2	180,257	25,163	1.5	435,989	2.1	359,477	50,181	1.5
Sale of accessories	580,422	5.4	635,770	88,750	5.4	1,065,484	5.2	1,196,066	166,964	5.3
Others	36,377	0.3	32,029	4,471	0.3	68,402	0.3	61,688	8,611	0.3
Total revenues	10,725,964	100.0	11,831,807	1,651,657	100.0	20,685,970	100.0	22,723,272	3,172,046	100.0

Total Revenues were RMB 11,831.8 million (US$1,651.7 million), an increase of 10.3% from RMB10,726.0 million in the same period of 2024. Revenue from the core express delivery business increased by 11.0% compared to the same period of 2024 as a result of a 16.5% growth in parcel volume offset by a 4.7% decrease in parcel unit price. KA revenue, generated by direct sales organizations, increased by 149.7% mainly driven by increase in e-commerce return parcels. Revenue from freight forwarding services decreased by 22.7% compared to the same period of 2024. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills' printing, increased by 9.5%. Other revenues were derived mainly from financing services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2024		2025			2024		2025
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,283,123	30.6	3,290,945	459,398	27.8	6,654,616	32.2	6,774,009	945,615	29.8
Sorting hub operating cost	2,227,670	20.8	2,414,839	337,099	20.4	4,395,871	21.3	4,729,435	660,204	20.8
Freight forwarding cost	216,724	2.0	170,235	23,764	1.4	405,106	2.0	343,028	47,885	1.5
Cost of accessories sold	160,093	1.5	151,204	21,107	1.3	293,140	1.4	284,463	39,710	1.3
Other costs	1,217,877	11.3	2,860,187	399,267	24.2	2,314,675	11.1	4,958,720	692,210	21.8
Total cost of revenues	7,105,487	66.2	8,887,410	1,240,635	75.1	14,063,408	68.0	17,089,655	2,385,624	75.2

Total cost of revenues was RMB8,887.4 million (US$1,240.6 million), an increase of 25.1% from RMB7,105.5 million in the same period last year.

Line haul transportation cost was RMB3,290.9 million (US$459.4 million), an increase of 0.2% from RMB3,283.1 million in the same period last year. The unit transportation cost decreased 15.4% or 6 cents mainly attributable to better economies of scale, decreased fuel price and more effective route planning.

Sorting hub operating cost was RMB2,414.8 million (US$337.1 million), an increase of 8.4 % from RMB2,227.7 million in the same period last year. The increase primarily consisted of (i) RMB118.0 million (US$16.5 million) increase in labor-associated costs partially offset by automation-driven efficiency improvements, and (ii) RMB102.8 million (US$14.3 million) increase in depreciation and amortization costs associated with equipment and facilities. Sorting hub operating cost per unit decreased 3.8% or 1 cent as automation and standardization in operating procedures plus effective performance evaluation continued to dig deep for productivity gain. As of June 30, 2025, there were 690 sets of automated sorting equipment in service, compared to 515 sets as of June 30, 2024.

Cost of accessories sold was RMB151.2 million (US$21.1 million), decreased 5.6% compared with RMB160.1 million in the same period last year.

Other costs of RMB2,860.2 million (US$399.3 million), increased 134.9% from RMB1,217.9 million in the same period last year, which include an increase of RMB1,603.9 million (US223.9 million) for serving higher-valued enterprise customers.

Gross Profit was RMB2,944.4 million (US$411.0 million), decreased by 18.7% from RMB3,620.5 million in the same period last year. Gross margin rate was 24.9% compared to 33.8% in the same period last year.

Total Operating Expenses were RMB469.3 million (US$65.5 million), compared to RMB405.3 million in the same period last year.

Selling, general and administrative expenses were RMB623.6 million (US$87.1 million), increased by 5.2 % from RMB593.0 million in the same period last year. SG&A as a percentage of total revenues decreased to 5.3% from 5.5% in the same period last year demonstrating optimized corporate structure.

Other operating income, net was RMB154.3 million (US$21.5 million), compared to RMB187.7 million in the same period last year. Other operating income mainly consisted of (i) RMB71.0 million (US$9.9 million) of government subsidies and tax rebates, and (ii) RMB60.1 million (US$8.4 million) of rental and other income.

Income from operations was RMB2,475.1 million (US$345.5 million), a decrease of 23.0% from RMB3,215.2 million for the same period last year. The operating margin rate was 20.9% compared to 30.0% in the same period last year.

Interest income was RMB208.7 million (US$29.1 million), compared with RMB288.1 million in the same period last year.

Interest expenses was RMB98.1 million (US$13.7 million), compared with RMB115.9 million in the same period last year.

Loss from fair value changes of financial instruments was RMB3.6 million (US$0.5 million), compared with a gain of RMB54.9 million in the same period last year. Such gain or loss from fair value changes of the financial instruments were quoted by commercial banks according to market-based estimation of future redemption prices.

Impairment of Goodwill was RMB84.4 million (US$11.8 million), related to the October 2017 acquisition of China Oriental Express Co., Ltd.'s core freight forwarding business. This non-recurring charge was recognized as the fair value of the acquired operations declined below its carrying amount during the period.

Income tax expenses were RMB575.5 million (US$80.3 million) compared to RMB665.0 million in the same period last year. Overall income tax rate was 22.9%, increased by 2.6 percentage points year over year, primarily attributable to the recognition of RMB166.0 million (US$23.3 million) in withholding tax on dividend payable to ZTO Express (Hong Kong) Limited.

Net income was RMB 1,964.6 million (US$274.2 million), which decreased by 24.8% from RMB2,614.0 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.42 (US$0.34) and RMB2.37 (US$0.33), compared to basic and diluted earnings per ADS of RMB3.24 and RMB3.16 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.53 (US$0.35) and RMB2.48 (US$0.35), compared with RMB3.48 and RMB3.38 in the same period last year, respectively.

Adjusted net income was RMB2,052.7 million (US$286.5 million), compared with RMB2,805.7 million during the same period last year.

EBITDA[1] was RMB3,446.8 million (US$481.2 million), compared with RMB4,150.1 million in the same period last year.

Adjusted EBITDA was RMB3,534.9 million (US$493.5 million), compared to RMB4,339.7 million in the same period last year.

Net cash provided by operating activities was RMB2,168.2 million (US$302.7 million), compared with RMB3,480.1 million in the same period last year.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Declaration of Interim Dividend Payment

The board of directors (the "Board") has approved an interim cash dividend of US$0.30 per ADS and ordinary share for the six months ended June 30, 2025, to holders of its ordinary shares and ADSs as of the close of business on September 30, 2025. The dividend payment represents a 40% dividend payout ratio. For holders of Class A and Class B ordinary shares, in order to qualify for entitlement to the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 30, 2025 (Hong Kong Time). The payment date is expected to be October 24, 2025 for holders of Class A and Class B ordinary shares, and October 31, 2025 for holders of ADSs.

Business Outlook

Based on current market and operating conditions, the Company revises down its previously stated annual parcel volume guidance. Parcel volume for 2025 is expected to be in the range of 38.8 billion to 40.1 billion, representing a 14.0% to 18.0% increase year over year. Such estimates represent management’s current and preliminary view, which are subject to change.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.1636 to US$1.00, the noon buying rate on June 30, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that such Non-GAAP measures help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the related expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, August 19, 2025 (8:30 AM Beijing Time on Wednesday, August 20, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	2240980

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 26, 2025:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	3645121

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) ("ZTO" or the "Company") is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	10,725,964	11,831,807	1,651,657	20,685,970	22,723,272	3,172,046
Cost of revenues	(7,105,487)	(8,887,410)	(1,240,635)	(14,063,408)	(17,089,655)	(2,385,624)
Gross profit	3,620,477	2,944,397	411,022	6,622,562	5,633,617	786,422
Operating (expenses)/income:
Selling, general and administrative	(592,978)	(623,587)	(87,050)	(1,489,619)	(1,361,098)	(190,002)
Other operating income, net	187,698	154,274	21,536	348,955	607,943	84,866
Total operating expenses	(405,280)	(469,313)	(65,514)	(1,140,664)	(753,155)	(105,136)
Income from operations	3,215,197	2,475,084	345,508	5,481,898	4,880,462	681,286
Other income/(expenses):
Interest income	288,077	208,732	29,138	533,098	407,124	56,832
Interest expense	(115,855)	(98,112)	(13,696)	(199,771)	(166,988)	(23,311)
Gain/(loss) from fair value changes of financial instruments	54,862	(3,635)	(507)	97,582	32,978	4,604
Gain/(loss) on disposal of equity investees, subsidiaries and others	11,683	(714)	(100)	12,134	(567)	(79)
Impairment of investment in equity investees	(194,452)	-	-	(672,816)	-	-
Impairment of goodwill	-	(84,431)	(11,786)	-	(84,431)	(11,786)
Foreign currency exchange gain before tax	15,178	16,419	2,292	20,562	12,375	1,727
Income before income tax, and share of income in equity method investments	3,274,690	2,513,343	350,849	5,272,687	5,080,953	709,273
Income tax expense	(665,011)	(575,531)	(80,341)	(1,231,316)	(1,107,105)	(154,546)
Share of income in equity method investments	4,318	26,747	3,734	20,373	29,892	4,173
Net income	2,613,997	1,964,559	274,242	4,061,744	4,003,740	558,900
Net income attributable to non-controlling interests	(2,195)	(26,227)	(3,661)	(23,896)	(72,161)	(10,073)
Net income attributable to ZTO Express (Cayman) Inc.	2,611,802	1,938,332	270,581	4,037,848	3,931,579	548,827
Net income attributable to ordinary shareholders	2,611,802	1,938,332	270,581	4,037,848	3,931,579	548,827
Net earnings per share attributed to ordinary shareholders
Basic	3.24	2.42	0.34	5.01	4.92	0.69
Diluted	3.16	2.37	0.33	4.90	4.81	0.67
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	806,668,101	799,752,637	799,752,637	805,806,731	799,123,030	799,123,030
Diluted	839,697,501	833,990,437	833,990,437	838,836,131	833,360,830	833,360,830
Net income	2,613,997	1,964,559	274,242	4,061,744	4,003,740	558,900
Other comprehensive income/(loss),net of tax of nil:
Foreign currency translation adjustment	(35,230)	41,831	5,839	(117,560)	50,532	7,054
Comprehensive income	2,578,767	2,006,390	280,081	3,944,184	4,054,272	565,954
Comprehensive income attributable to non-controlling interests	(2,195)	(26,227)	(3,661)	(23,896)	(72,161)	(10,073)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,576,572	1,980,163	276,420	3,920,288	3,982,111	555,881

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	13,465,442	13,291,796	1,855,463
Restricted cash	37,517	22,684	3,167
Accounts receivable, net	1,503,706	1,395,625	194,822
Financing receivables	1,178,617	885,730	123,643
Short-term investment	8,848,447	13,232,512	1,847,187
Inventories	38,569	47,902	6,687
Advances to suppliers	783,599	752,190	105,002
Prepayments and other current assets	4,329,664	4,806,581	670,973
Amounts due from related parties	168,160	85,585	11,947
Total current assets	30,353,721	34,520,605	4,818,891
Investments in equity investees	1,871,337	1,890,758	263,940
Property and equipment, net	33,915,366	34,861,771	4,866,516
Land use rights, net	6,170,233	6,266,927	874,829
Intangible assets, net	17,043	13,944	1,947
Operating lease right-of-use assets	566,316	491,684	68,636
Goodwill	4,241,541	4,157,111	580,310
Deferred tax assets	984,567	1,098,960	153,409
Long-term investment	12,017,755	9,054,110	1,263,905
Long-term financing receivables	861,453	1,057,892	147,676
Other non-current assets	919,331	840,081	117,271
Amounts due from related parties-non current	421,667	366,917	51,219
TOTAL ASSETS	92,340,330	94,620,760	13,208,549
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	9,513,958	11,046,963	1,542,097
Accounts payable	2,463,395	2,415,671	337,215
Advances from customers	1,565,147	1,660,272	231,765
Income tax payable	488,889	354,127	49,434
Amounts due to related parties	202,766	131,294	18,328
Operating lease liabilities	183,373	168,746	23,556
Dividends payable	14,134	14,345	2,002
Convertible senior bond	7,270,081	7,156,412	998,997
Other current liabilities	6,571,492	5,506,921	768,735
Total current liabilities	28,273,235	28,454,751	3,972,129
Long-term bank borrowing	-	180,000	25,127
Non-current operating lease liabilities	377,717	321,857	44,930
Deferred tax liabilities	1,014,545	808,346	112,841
TOTAL LIABILITIES	29,665,497	29,764,954	4,155,027
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 810,339,182 shares issued and 798,622,719 shares outstanding as of December 31, 2024; 804,468,490 shares issued and 799,752,637 shares outstanding as of June 30, 2025)	523	519	72
Additional paid-in capital	24,389,905	24,358,069	3,400,255
Treasury shares, at cost	(1,131,895)	(271,027)	(37,834)
Retained earnings	39,098,553	40,354,210	5,633,231
Accumulated other comprehensive loss	(294,694)	(244,162)	(34,083)
ZTO Express (Cayman) Inc. shareholders’ equity	62,062,392	64,197,609	8,961,641
Noncontrolling interests	612,441	658,197	91,881
Total Equity	62,674,833	64,855,806	9,053,522
TOTAL LIABILITIES AND EQUITY	92,340,330	94,620,760	13,208,549

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,480,095	2,168,208	302,670	5,511,115	4,531,184	632,529
Net cash used in investing activities	(4,666,289)	(1,163,517)	(162,421)	(7,044,941)	(4,321,982)	(603,325)
Net cash used in financing activities	(1,103,622)	(117,713)	(16,432)	(973,492)	(378,804)	(52,879)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,526)	(19,706)	(2,750)	35,077	(32,266)	(4,504)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,293,342)	867,272	121,067	(2,472,241)	(201,868)	(28,179)
Cash, cash equivalents and restricted cash at beginning of period	12,872,411	12,461,807	1,739,601	13,051,310	13,530,947	1,888,847
Cash, cash equivalents and restricted cash at end of period	10,579,069	13,329,079	1,860,668	10,579,069	13,329,079	1,860,668

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	June 30,	June 30,
	2024	2025
	RMB	RMB	US$
		(in thousands)
Cash and cash equivalents	10,542,131	13,291,796	1,855,463
Restricted cash, current	22,253	22,684	3,167
Restricted cash, non-current	14,685	14,599	2,038
Total cash, cash equivalents and restricted cash	10,579,069	13,329,079	1,860,668

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	2,613,997	1,964,559	274,242	4,061,744	4,003,740	558,900
Add:
Share-based compensation expense (1)	6,768	2,994	418	305,155	223,263	31,166
Impairment of investment in equity investees (1)	194,452	-	-	672,816	-	-
Impairment of goodwill	-	84,431	11,786	-	84,431	11,786
(Gain)/loss on disposal of equity investees and subsidiaries and others, net of income taxes	(9,496)	714	100	(9,947)	593	83
Adjusted net income	2,805,721	2,052,698	286,546	5,029,768	4,312,027	601,935

Net income	2,613,997	1,964,559	274,242	4,061,744	4,003,740	558,900
Add:
Depreciation	720,930	770,270	107,526	1,473,049	1,559,378	217,681
Amortization	34,345	38,306	5,347	68,325	76,125	10,627
Interest expenses	115,855	98,112	13,696	199,771	166,988	23,311
Income tax expenses	665,011	575,531	80,341	1,231,316	1,107,105	154,546
EBITDA	4,150,138	3,446,778	481,152	7,034,205	6,913,336	965,065

Add:
Share-based compensation expense (1)	6,768	2,994	418	305,155	223,263	31,166
Impairment of investment in equity investees (1)	194,452	-	-	672,816	-	-
Impairment of goodwill	-	84,431	11,786	-	84,431	11,786
(Gain)/loss on disposal of equity investees and subsidiaries and others, before income taxes	(11,683)	714	100	(12,134)	567	79
Adjusted EBITDA	4,339,675	3,534,917	493,456	8,000,042	7,221,597	1,008,096

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,611,802	1,938,332	270,581	4,037,848	3,931,579	548,827
Add:
Share-based compensation expense (1)	6,768	2,994	418	305,155	223,263	31,166
Impairment of investment in equity investees (1)	194,452	-	-	672,816	-	-
Impairment of goodwill	-	84,431	11,786	-	84,431	11,786
(Gain)/loss on disposal of equity investees and subsidiaries and others, net of income taxes	(9,496)	714	100	(9,947)	593	83
Adjusted Net income attributable to ordinary shareholders	2,803,526	2,026,471	282,885	5,005,872	4,239,866	591,862

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	806,668,101	799,752,637	799,752,637	805,806,731	799,123,030	799,123,030
Diluted	839,697,501	833,990,437	833,990,437	838,836,131	833,360,830	833,360,830

Net earnings per share/ADS attributable to ordinary shareholders
Basic	3.24	2.42	0.34	5.01	4.92	0.69
Diluted	3.16	2.37	0.33	4.90	4.81	0.67

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	3.48	2.53	0.35	6.21	5.31	0.74
Diluted	3.38	2.48	0.35	6.06	5.18	0.72

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508